EXHIBIT 3.1

Amendment to

Amended and Restated Bylaws

of

Kindred Healthcare, Inc.

The Amended and Restated Bylaws of Kindred Healthcare, Inc. be and hereby are amended by the addition of a new Section 6.8 thereto, to read in its entirety as follows:

Section 6.8. Exclusive Forum; Personal Jurisdiction.

(a) Unless the Corporation consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, including any claim alleging aiding and abetting of such breach of a fiduciary duty, (iii) any action or proceeding against the Corporation or any current or former director, officer or other employee of the Corporation asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, the Amended and Restated Certificate of Incorporation or these Bylaws, (iv) any action or proceeding asserting a claim related to or involving the Corporation that is governed by the internal affairs doctrine or (v) any action or proceeding asserting an “internal corporate claim” as that term is defined in Section 115 of the Delaware General Corporation Law, shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another state court located within the State of Delaware, or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware), in all cases subject to such court’s having personal jurisdiction over the indispensable parties named as defendants. Any person or entity owning, purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this bylaw.

(b) If any action or proceeding the subject matter of which is within the scope of paragraph (a) above is filed in a court other than a court located within the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (i) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce paragraph (a) above (an “FSC Enforcement Action”) and (ii) having service of process made upon such stockholder in any such FSC Enforcement Action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.

Adopted by the Board of Directors of Kindred Healthcare, Inc. on December 18, 2017